EXHIBIT B

OFFER TO PURCHASE

DESTINY ALTERNATIVE FUND (TEI) LLC

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

OFFER TO PURCHASE UNITS
DATED DECEMBER 1, 2025

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

BY DECEMBER 31, 2025.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON DECEMBER 31, 2025,
UNLESS THE OFFER IS EXTENDED

To the Members of
Destiny Alternative Fund (TEI) LLC:

Destiny Alternative Fund (TEI) LLC a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Units (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund. The Fund seeks to achieve its investment objective by investing all or substantially all of its assets in the Destiny Alternative Fund Limited (the “Offshore Fund”), a Cayman Islands exempted company. The Offshore Fund in turn invests all or substantially all of its assets in Destiny Alternative Fund LLC (the “Master Fund”), a Delaware limited liability company registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund and the Offshore Fund have the same investment objective as the Fund. The Offshore Fund serves solely as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the Fund’s investable assets. The Master Fund seeks to achieve its investment objective by investing primarily in hedge funds, private equity funds, growth equity funds, and venture capital funds. The Master Fund may also invest to a lesser extent in credit funds, real estate funds, co-investment vehicles, managed accounts, open-end and closed-end registered investment companies (including exchange traded funds) and other types of investment vehicles (together, with hedge funds, private equity funds, growth equity funds, and venture capital funds, the “Underlying Funds”). The Underlying Funds employ a broad range of investment strategies, including relative value, long/short equity, event driven, private equity, growth equity, venture capital, and real estate strategies, and invest or trade in a wide range of securities. The Master Fund, and the Underlying Funds in which it invests, may invest directly in U.S. and foreign securities, including emerging markets. The Investment Adviser of the Master Fund is First Trust Capital Management, L.P. (the “Investment Adviser”). The Offer is being made pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of the tendered Units as of December 31, 2025 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”). As used in the Offer, the term “Unit” or “Units” refers to the units of limited liability company interests in the Fund representing interests in the Fund and includes all or any portion of a Member’s Units, including fractions thereof, as the context requires. Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time on December 31, 2025 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of managers (the “Board of Managers”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Units for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Limited Liability Company Agreement dated November 21, 2022 (as it may be amended from time to time, the “LLC Agreement”).

Members should realize that the value of the Units tendered in the Offer likely will change between September 30, 2025 (the date as of which net asset value included herein was calculated) and the Valuation Date when the value of the Units tendered to the Fund for purchase will be determined. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through December 31, 2025, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Members that wish to obtain the estimated net asset value of their Units should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (877) 779-1999 or at Destiny Alternative Fund (TEI) LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or some of their Units in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, the Investment Adviser or the Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the amount of their Units to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Investment Adviser, or the Board of Managers.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

(ii)

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Destiny Alternative Fund (TEI) LLC

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (877) 779-1999

Fax: (816) 860-3140

(iii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information about the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	8

(iv)

1.             SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Units in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $1,300,000, or approximately 9,405 Units outstanding as of September 30, 2025). We will purchase your Units at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Units in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value of Units will be calculated for this purpose as of December 31, 2025 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on December 31, 2025 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Because the Fund’s fiscal year after the Valuation Date will end on March 31, 2026, the Fund expects that the audit will be completed by the end of May 2026.

•	A Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000 (except as a result of pro ration), the Fund’s board of managers (the “Board of Managers”) reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Section 4.

•	If you tender your Units and we purchase those Units, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Registration Statement, as defined below) determined as of December 31, 2025 (or if the Offer is extended, the net asset value determined on the Valuation Date).

•	The Note will entitle you to an initial payment in cash (valued in accordance with the Registration Statement, as defined below) equal to at least 95% of the unaudited value of the Units (the “Initial Payment”). The Fund will make the Initial Payment approximately 65 days after the Notice Due Date.

•	The Note will also entitle the tendering Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be paid in full no later than 2 business days following completion of the Fund’s next annual audit. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. See Section 7.

•	If we accept the tender of your Units, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s interest in Destiny Alternative Fund LLC, or borrowings. The purchase amount will be paid entirely in cash. See Section 7.

•	If you desire to tender Units for purchase, you must do so by 11:59 p.m., Eastern Time, on December 31, 2025 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Units on or prior to December 31, 2025, you will also have the right to withdraw the tender of your Units after such date. See Section 6.

•	If you would like us to purchase your Units, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Destiny Alternative Fund (TEI) LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 31, 2025. The value of your Units may change between September 30, 2025 (the date as of which net asset value included herein was calculated) and the Valuation Date when the value of the Units being purchased will be determined. See Section 3.

•	As of September 30, 2025, the net asset value of the Fund was $25,338,768 and there were approximately 183,304 Units of the Fund outstanding. The net asset value as of the close of business on September 30, 2025 was $138.23. If you would like to obtain the estimated net asset value of your Units, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (877) 779-1999 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.              BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Members that hold Units in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the board of managers of the Fund (the “Board of Managers”) has the discretion to determine whether the Fund will purchase Units from time to time from Members pursuant to written tenders. Because all or substantially all of the Fund’s assets will be invested in the Master Fund (through its investment in the Offshore Fund), the Fund will generally find it necessary to liquidate a portion of its interest in the Master Fund (via the Offshore Fund) in order to satisfy repurchase requests. Interests in the Master Fund may not be transferred and, as a result, the Fund will withdraw a portion of its interest in the Master Fund only pursuant to repurchase offers by the Master Fund. Accordingly, one of the factors that the Board of Managers will consider in determining whether the Fund will conduct a repurchase offer for Units is whether the Master Fund is making a contemporaneous offer to repurchase interests in the Master Fund. The Registration Statement also states that the Investment Adviser anticipates recommending to the Master Fund’s board of managers that the Master Fund offer to repurchase interests from its Members biannually each year. On July 1, 2022, the Fund registered with the Securities and Exchange Commission under the 1940 Act and has previously made six offers to purchase Units from Members.

Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Investment Adviser, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement. While the Investment Adviser intends to recommend to the Board of Managers that the Fund offer to repurchase interests in the Fund on a biannual basis each year (but not more than four times a year), the Board of Managers is under no obligation to follow such recommendations.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Members that do not tender Units may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time. Payment for Units purchased pursuant to the Offer will require the Fund to tender a portion of its units in the Master Fund. Such a tender by the Fund could result in the Investment Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings of the Master Fund earlier than the Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund. In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Master Fund.

Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Units as of the first business day of each calendar quarter, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased. You should also realize that although the Offer is scheduled to expire on December 31, 2025 (unless it is extended), you remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.             OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Units up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on December 31, 2025 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Units tendered for purchase will be their value as of December 31, 2025 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Units as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.             AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the remaining Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Units in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will accept Units tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.             PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to this Offer to Purchase should send or deliver by December 31, 2025 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 31, 2025 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering Units, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Investment Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.             WITHDRAWAL RIGHTS.

Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of Units on or prior to December 31, 2025, a Member will also have the right to withdraw its tender of Units after such date. To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.             PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 3 above, the amount offered for the Units tendered by Members will be the value thereof as of December 31, 2025, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Members required to be made by the Registration Statement and the LLC Agreement have been made. The Fund will not pay interest on the purchase amount.

For Members that tender Units that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note. The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund will make the Initial Payment within approximately 65 days after the Notice Due Date. The Note will also entitle the tendering Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregated value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be paid in full no later than 2 business days following completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Note pursuant to which a tendering Member will receive the Initial Payment and, if applicable, Post-Audit Payment (together, the “Cash Payment”) will be held by UMBFS on behalf of the tendering Member. Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

The Fund will make payment for Units it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s interest in the Master Fund, or borrowings. Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above. None of the Fund, the Board of Managers, or the Investment Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Units, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members.

The purchase amount will be paid entirely in cash.

8.             CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying the Board of Managers of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Members.

9.             CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. Subscriptions for units of limited liability company interest in the Fund were first accepted for investment as of June 30, 2022. On July 1, 2022, the Fund registered with the Securities and Exchange Commission under the 1940 Act. The Fund seeks to achieve its investment objective by investing all or substantially all of its assets in the Destiny Alternative Fund Limited (the “Offshore Fund”), a Cayman Islands exempted company. The Offshore Fund in turn invests all or substantially all of its assets in Destiny Alternative Fund LLC (the “Master Fund”), a Delaware limited liability company registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund and the Offshore Fund have the same investment objective as the Fund. The Offshore Fund serves solely as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the Fund’s investable assets. The Master Fund seeks to achieve its investment objective by investing primarily in  hedge funds, private equity funds, growth equity funds, and venture capital funds. The Master Fund may also invest to a lesser extent in credit funds, real estate funds, co-investment vehicles, managed accounts, open-end and closed-end registered investment companies (including exchange traded funds) and other types of investment vehicles (together, with hedge funds, private equity funds, growth equity funds, and venture capital funds, the “Underlying Funds”). The Underlying Funds employ a broad range of investment strategies, including relative value, long/short equity, event driven, private equity, growth equity, venture capital, and real estate strategies, and invest or trade in a wide range of securities. The Master Fund, and the Underlying Funds in which it invests, may invest directly in U.S. and foreign securities, including emerging markets. The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (877) 779-1999. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

As of September 30, 2025, none of the Fund’s Managers or officers held any Units.

None of the Fund, the Investment Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund except that, as disclosed in supplement to the Fund's Confidential Placement Memorandum filed with the SEC and to be delivered to Members, the Board of Managers has approved approved a proposal to liquidate the Fund pursuant to the terms of a plan of liquidation. The Fund invests all or substantially all of its assets in Destiny Alternative Fund Limited (the “Offshore Fund”), a Cayman Islands exempted company with the same investment objective as the Fund. The Offshore Fund, in turn, invests all or substantially all of its assets in the Master Fund. The board of directors of the Offshore Fund has, upon careful consideration, approved a proposal to distribute all of the Offshore Fund's assets to the Fund and to dissolve the Offshore Fund effective January 1, 2026. In addition, the board of managers of the Master Fund has approved the reorganization of the Master Fund with and into a new closed-end management investment company registered under the 1940 Act as a closed-end management investment company, Destiny Alternative Fund, effective on or about January 1, 2026; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first business day of each calendar quarter and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions as of July 1, 2025, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Investment Adviser, any member of the Board of Managers or any person controlling the Fund, the Investment Adviser or the Board of Managers.

10.           CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member will generally recognize a taxable gain or loss on a sale of their Units in an amount equal to the difference between its tax basis in the Units and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Units of the Fund may be disallowed under “wash sale” rules to the extent the Units disposed of are replaced with other Units of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of, such as pursuant to a dividend reinvestment in Units of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Units.

11.           MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.

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